Exhibit 99.1

COOPERATION AND SUPPORT BINDING TERM SHEET

This Cooperation and Support Binding Term Sheet (this “Term Sheet”) is made and entered into as of January 21, 2023 (the “Signing Date”), by and among, Alexander C. Kinzler (“AK”), MRMP-Managers LLC, the Ned L. Sherwood Revocable Trust, NLS Advisory Group, Inc. and Ned L. Sherwood (collectively, the “MRMP Stockholders,” and each, a “MRMP Stockholder”). AK and the MRMP Stockholders are collectively referred to as the “Parties,” and AK and each of the MRMP Stockholders, a “Party.” As of the Signing Date, the provisions of this Term Sheet will be binding upon the Parties.

WHEREAS, as of the date hereof, the MRMP Stockholders beneficially own, in the aggregate, 1,989,321 shares of common stock, par value $0.50 per share (the “Company Common Stock”), of Barnwell Industries, Inc., a Delaware corporation (the “Company”), representing approximately 19.98% of the Company’s outstanding shares;

WHEREAS, the Company and certain of the MRMP Stockholders entered into that certain Cooperation and Support Agreement, dated as of January 27, 2021 (“Original CSA”), regarding certain compositional changes to the Board of Directors of the Company (the “Board”) and certain other matters, as provided for in that agreement, which expires as of January 23, 2023;

WHEREAS, the MRMP Stockholders issued a press release announcing their intention to run a proxy contest for full control of the Board at the Company’s 2023 annual meeting of stockholders (the “2023 Annual Meeting”);

WHEREAS, as of the date hereof, AK and the MRMP Stockholders have determined that it is in their respective best interests to come to an agreement with respect to the Company’s slate of directors proposed to be elected at the 2023 Annual Meeting and certain other matters, as provided herein; and

WHEREAS, this Term Sheet will amend and restate in its entirety the Original CSA on the Effective Date (as defined below).

NOW, THEREFORE, in consideration of the foregoing premises and the mutual covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound hereby, agree as follows:

1.            Board Matters and Related Agreements.

(a)	Director Nominations and Other Board Matters.

(i)	The Board shall (i) take all necessary actions to disband the Special Committee of the Board, (ii) take all necessary actions to present this Term Sheet to the Board for approval, (iii) take all necessary actions to reconstitute the Nominating Committee of the Board to consist of Kenneth S. Grossman (“KG”) and Douglas N. Woodrum (“DW”), (iv) upon the recommendation of the newly constituted Nominating Committee of the Board, take all necessary actions to appoint Laurance Narbut (“LN”) and Joshua Horowitz (“JH”) to the Board, subject to the completion of acceptable background checks by the Company and completion of standard director questionnaires, (v) use commercially reasonable efforts to hold the 2023 Annual Meeting within sixty (60) days of the Effective Date (as defined herein), and (vi) take all necessary actions to terminate the Tax Benefits Preservation Plan, dated as of October 17, 2022. Upon approval of the Board (the “Effective Date”), the Company will sign this Term Sheet and the Term Sheet will be binding on the Company as a “Party” hereunder.

(ii)	The Board and all applicable committees thereof shall take all necessary actions to nominate each of (A) AK, (B) KG, (C) DW, (D) LN and (E) JH (collectively, the “Director Nominees”) to stand for election to the Board at the 2023 Annual Meeting and 2024 annual meeting of stockholders (the “2024 Annual Meeting”). The Board, based on information provided by the Director Nominees, has determined that each of the Director Nominees, other than AK, would (A) qualify as an “independent director” under the applicable rules of the New York Stock Exchange and the rules and regulations of the United States Securities and Exchange Commission (the “SEC”) and (B) satisfy the guidelines and policies with respect to service on the Board applicable to all non-management directors. The Company and the Board shall, with respect to the 2023 Annual Meeting and the 2024 Annual Meeting, (i) include each of the Director Nominees as a nominee for election to the Board in its proxy statement and on its proxy card distributed to stockholders, (ii) recommend to the stockholders of the Company the election of each of the Director Nominees to the Board, and (iii) solicit proxies in favor of and otherwise support the election of each of the Director Nominees to the Board in a manner no less rigorous and less favorable than the manner in which the Company supported its incumbent nominees to the Board with respect to prior annual meetings of the Company; subject to the receipt of customary documentation and information from each Director Nominee and no material change in their background, qualifications or skills.

(iii)	During the Standstill Period, the Board will not (A) except as otherwise contemplated herein, expand the size of the Board above five (5) members and (B) establish or maintain an executive committee or another committee with similar powers of the Board without each of the Sherwood Designees (as defined below) being appointed as a member of such committee.

(b)	Additional Agreements.

(i)	During the Standstill Period, AK and the MRMP Stockholders agree that they will (A) be present for quorum purposes at any annual or special meeting of the Company’s stockholders, and (B) vote or cause to be voted (including in any action by written consent) all shares of the Company Common Stock beneficially owned, or deemed to be beneficially owned (as determined under Rule 13d-3 promulgated under the Exchange Act), and entitled to vote as of the record date, by AK and the MRMP Stockholders in favor of the slate of directors recommended by the Board.

(ii)	From the Signing Date and during the Standstill Period, AK and the MRMP Stockholders will grant the Company an irrevocable proxy to vote such shares in accordance with the voting obligations set forth in this Term Sheet.

(iii)	During the Standstill Period, the MRMP Stockholders shall have the right to designate up to two (2) persons, inclusive initially of DW and LN, to serve as a director on the Board (together, the “Sherwood Designees,” and each, a “Sherwood Designee”); provided, that, such Sherwood Designee shall, (A) qualify as an “independent director” under the applicable rules of the NYSE and the rules and regulations of the SEC and (B) satisfy the guidelines and policies of the Company with respect to service on the Board applicable to all non-management directors; provided, further, that only one (1) such Sherwood Designee may be an Affiliate of the MRMP Stockholders.

(iv)	If, at any time prior to the expiration of the Standstill Period, any of the Sherwood Designees are unable or unwilling to serve as a director, the MRMP Stockholders, for so long as they maintain at least 50% of their current ownership of Common Stock as of the Signing Date, shall have the right to propose to the Company a replacement director with relevant financial and business experience, who shall be subject to the reasonable approval of the Board.

(v)	If, at any time prior to the expiration of the Standstill Period, AK is unable or unwilling to serve as a director, AK, for so long as him and his affiliates maintain at least 50% of their current ownership of Common Stock as of the date of the Term Sheet, shall have the right to propose to the Company replacement director for himself with relevant financial and business experience, who shall be subject to the reasonable approval of the Board. AK further agrees that he will not stand for re-election if his current ownership of Common Stock (excluding his Affiliates) falls below 5.0%.

(vi)	If, at any time prior to the expiration of the Standstill Period, JH or KG is unable or unwilling to serve as a director, the remaining Board will identify a mutually acceptable qualified fifth board candidate. Each of AK and the MRMP Stockholders shall have the ability to recommend candidates to replace JH or KG, subject to the final approval of the Board.

(vii)	Any replacement director appointed to the Board in accordance with clauses (iv) - (vi) shall be deemed a “Director Nominee” for all purposes of the Term Sheet.

(viii)	The MRMP Stockholders and AK each agree to comply, and cause their Affiliates and Associates to comply, with the terms of this Term Sheet and shall be responsible for any breach of this Term Sheet by any such Affiliate or Associate.

(ix)	No later than two (2) Business Days (which shall mean any day that is not a Saturday, Sunday or other day on which commercial banks in the State of New York are authorized or obligated to be closed by applicable law) after the Effective Date, the MRMP Stockholders agree to take all necessary actions to irrevocably cease any and all solicitation and other activities in connection with the 2023 Annual Meeting (it being understood and agreed that the MRMP Stockholders are required to vote their shares of the Company Common Stock beneficially owned as of the record date during the Standstill Period subject to the provisions of this Term Sheet).

(x)	During the Standstill Period, the Company will maintain customary directors’ and officers’ liability insurance coverage.

(xi)	During the Standstill Period, any changes to the Certificate of Incorporation or By-Laws that would, if implemented, impair stockholder rights must first be approved by the Company’s stockholders at an annual or special meeting of stockholders of the Company, or any action by written consent of the Company’s stockholders in lieu thereof, and any adjournment, postponement, rescheduling, continuation or meeting held in lieu thereof (a “Stockholder Meeting”) in a manner consistent with the By-Laws, Certificate of Incorporation and applicable law prior to being adopted. Nothing in this Term Sheet shall prohibit the Board members from complying with their fiduciary duties as directors of the Company.

(xii)	The Company shall not take any action to avoid or seek to avoid the observance or performance of any of the terms required to be observed or performed by the Company or the Board under this Term Sheet, but shall at all times in good faith take all actions that are necessary to carry out and perform all of the provisions of this Term Sheet.

2.            Standstill Provisions.

(a)	The standstill period (the “Standstill Period”) will begin on the Signing Date and shall extend until the date that is ten (10) Business Days prior to the deadline for the submission of stockholder nominations for directors for the Company’s 2025 annual meeting of stockholders, pursuant to the By-Laws.

(b)	For a period of twelve (12) months following the Signing Date (“Initial Security Period”), each MRMP Stockholder agrees that neither such MRMP Stockholder, nor any of his or its respective Affiliates and controlled Associates, shall acquire, or offer, seek or agree to acquire, by purchase or otherwise, or direct any third party in the acquisition of, any Company Common Stock or any securities convertible or exchangeable into or exercisable for Company Common Stock (collectively, “Company Securities”), or rights or options to acquire any Company Securities, or engage in any swap instrument or derivative hedging transactions or other derivative agreements of any nature with respect to Company Securities; provided that Mr. Ned L. Sherwood and his Affiliates may acquire beneficial ownership of, or economic exposure to, Company Securities, provided that, after giving effect to any such acquisition, Mr. Ned L. Sherwood and his Affiliates, taken together, shall not have, in the aggregate, beneficial ownership of, or economic exposure to, more than twenty-eight percent (28%) of the Company’s outstanding Company Securities that are entitled to vote at any meeting of the Company’s stockholders; provided, further, that, following the Initial Security Period and for a period of twelve (12) months thereafter, Mr. Ned L. Sherwood and his Affiliates may acquire beneficial ownership of, or economic exposure to, Company Securities, provided that, after giving effect to any such acquisition, Mr. Ned L. Sherwood and his Affiliates, taken together, shall not have, in the aggregate, beneficial ownership of, or economic exposure to, more than thirty percent (30%) of the Company’s outstanding Company Securities that are entitled to vote at any meeting of the Company’s stockholders; provided, however, that, subject to the approval of the Board, including a majority of the non-Sherwood Designees, no additional ownership shall be deemed to have occurred solely due to (i) a stock split, reverse stock split, reclassification, reorganization or other transaction by the Company affecting any class of the outstanding capital stock of the Company generally, (ii) a stock dividend or other pro rata distribution by the Company to holders of its outstanding capital stock, or (iii) any increase in the percentage ownership by Mr. Ned L. Sherwood or his Affiliates of outstanding shares of the Company resulting from any action taken by the Company (any such action by the Company in clauses (i) – (iii) of this Section 2(b), a “Company Action”), and no action will be taken that disproportionately reduces Mr. Ned L. Sherwood’s or his Affiliates’ ownership percentages, as compared to other stockholders of the Company, as a result of such Company Action.

(c)	The MRMP Stockholders agree that during the Standstill Period, none of the MRMP Stockholders nor any of their respective Affiliates will, and each of the MRMP Stockholders will cause each of their respective Affiliates not to, directly or indirectly, in any manner, alone or in concert with others, without prior written consent, invitation, approval or authorization of the Board or except as otherwise provided for in this Term Sheet:

(i)	make, participate in or propose any tender or exchange offer for any Company Securities or any merger, consolidation, acquisition, business combination, recapitalization, restructuring, liquidation, dissolution or other similar extraordinary transaction involving the Company or any of its subsidiaries or its or their securities or assets;

(ii)	make any private proposal, alone or in concert with others, that would reasonably be expected to require the Company or the MRMP Stockholders to make public disclosure (of any kind);

(iii)	engage in a “solicitation” of “proxies” (as such terms are defined under the Exchange Act), including engagement by use of or in coordination with a universal proxy card, votes or written consents of stockholders or security holders with respect to, or from the holders of, Company Securities (including a “withhold” or similar campaign), for any purpose, including the election or appointment of individuals to the Board or to approve or vote in favor or against stockholder proposals, resolutions or motions, or become a “participant” (as such term is defined in Instruction 3 to Item 4 of Schedule 14A promulgated under the Exchange Act) in any contested “solicitation” of proxies, votes or written consents for any purpose, including the election or appointment of directors with respect to the Company (as such terms are defined under the Exchange Act) (other than a “solicitation” or acting as a “participant” in support of the nominees of the Board at any Stockholder Meeting or providing such encouragement, advice or influence that is consistent with the Board’s recommendation in connection with such director nominees or other proposals, resolutions or motions, pursuant to this Term Sheet or otherwise);

(iv)	except as specifically set forth in this Term Sheet, seek any additional representation on the Board or encourage any person to submit nominees in furtherance of a contested election;

(v)	make any request for a stockholder list of materials or any other books and records of the Company under Section 220 of the Delaware General Corporation Law or otherwise;

(vi)	except as specifically set forth in this Term Sheet, present at any Stockholder Meeting any proposal, resolution or motion for consideration for action by stockholders or seek to call any Stockholder Meeting;

(vii)	grant any proxy, consent or other authority to vote with respect to any matters (other than to the named proxies included in the Company’s proxy card for any Stockholder Meeting or to the MRMP Stockholders’ Affiliates, who are subject to the restrictions set forth in this Section 2, inconsistent with the terms of this Term Sheet or deposit any Company Securities in a voting trust or subject them to a voting agreement or other arrangement of similar effect with respect to any Stockholder Meeting (excluding customary brokerage accounts, margin accounts, prime brokerage accounts, swap agreements and the like, and any arrangements solely among the MRMP Stockholders);

(viii)	except as specifically set forth in this Term Sheet, take any action in support of or make any public disclosure, announcement, statement, proposal, plan or request with respect to: (A) controlling, changing or influencing the Board or management of the Company, including any plans or proposals relating to any change in the number or term of directors or the filling of any vacancies on the Board, (B) any material change in the business, capitalization, stock repurchase programs and practices, capital allocation programs and practices or dividend policy of the Company, (C) any other material change in the Company’s management, compensation, business, corporate or governance structure, (D) any waiver, amendment or modification to the Certificate of Incorporation or the By-Laws, (E) causing a class of Company Securities to be delisted from, or to cease to be authorized to be quoted on, any securities exchange or (F) causing a class of equity Company Securities to become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; provided, that, the foregoing shall not prevent any of the Director Nominees from discussing any of the matters set forth in this Section 2(c)(viii) in private meetings of the Board while serving as a director in the exercise of his or her fiduciary duties to the Company or its stockholders;

(ix)	form, join or act in concert with any person, partnership, limited partnership, syndicate or other group, including a “group” as defined pursuant to Section 13(d) of the Exchange Act with respect to any Company Securities, other than solely with other MRMP Stockholders and Affiliates of the MRMP Stockholders, with respect to the Company Securities now or hereafter owned by them;

(x)	make any public disclosure, announcement, plan or request involving the Company, its management, business, policies or the Board; provided, that, the MRMP Stockholders may file with the SEC amendments to their Schedule 13D, so long as such amendments do not violate the terms of this Section 2;

(xi)	make any request or submit any proposal to amend or waive the terms of this Term Sheet, which could reasonably be expected to require a public announcement or disclosure of such a request or proposal; or

(xii)	enter into any discussions, negotiations, agreements or understandings (whether written or oral) with any third party to take any action with respect to any of the foregoing, or facilitate, knowingly assist, finance, knowingly encourage or seek to persuade any third party to take any action the MRMP Stockholders are prohibited from taking pursuant to this Section 2.

(d)	Nothing in this Section 2 shall be deemed to limit the exercise in good faith by any of Director Nominees designated by the MRMP Stockholders (or their replacement designees) of their fiduciary duties or rights in their capacity as directors of the Company or from participating in discussions and determinations of the Board.

3.            Representations and Warranties of the Company. The Company represents and warrants to the MRMP Stockholders that (a) the Company has the corporate power and authority to execute this Term Sheet and to bind the Company thereto; (b) this Term Sheet has been duly and validly authorized, executed and delivered by the Company, and constitutes a valid and binding obligation and agreement of the Company and is enforceable against the Company in accordance with its terms, except as enforcement thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or similar laws generally affecting the rights of creditors and subject to general equity principles; and (c) the execution, delivery and performance of this Term Sheet by the Company does not and will not (i) violate any organizational document of the Company, (ii) violate or conflict with any law, rule, regulation, order, judgment or decree applicable to the Company or (iii) result in any breach or violation of or constitute a default (or an event that with notice or lapse of time or both could constitute such a breach, violation or default) under or pursuant to, or result in the loss of a material benefit under, or give any right of termination, amendment, acceleration or cancellation of, any agreement, contract, commitment, understanding or arrangement to which the Company is a party or by which it is bound.

4.            Representations and Warranties of the MRMP Stockholders. The MRMP Stockholders each represent and warrant to the Company that (a) the authorized signatories set forth on the signature page hereto have the power and authority to execute this Term Sheet and any other documents or agreements to be entered into in connection with this Term Sheet and to bind the MRMP Stockholders thereto; (b) this Term Sheet has been duly and validly authorized, executed and delivered by the MRMP Stockholders, and constitutes a valid and binding obligation of the MRMP Stockholders, enforceable against the MRMP Stockholders in accordance with its terms, except as enforcement thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or similar laws generally affecting the rights of creditors and subject to general equity principles; (c) the execution, delivery and performance of this Term Sheet by the MRMP Stockholders does not and will not (i) violate any organizational document of any of the MRMP Stockholders, (ii) violate or conflict with any law, rule, regulation, order, judgment or decree applicable to the MRMP Stockholders or (iii) result in any breach or violation of or constitute a default (or an event that with notice or lapse of time or both could constitute such a breach, violation or default) under or pursuant to, or result in the loss of a material benefit under, or give any right of termination, amendment, acceleration or cancellation of, any agreement, contract, commitment, understanding or arrangement to which the MRMP Stockholders are a party or by which they are bound; (d) as of the date hereof, the MRMP Stockholders beneficially own (as determined under Rule 13d-3 promulgated under the Exchange Act), in the aggregate, 1,989,321 shares of Company Common Stock; and (e) as of the date hereof, the MRMP Stockholders do not currently have, and do not currently have any right to acquire, any interest in any other Company Securities (or any rights, options or other securities convertible into or exercisable or exchangeable (whether or not convertible, exercisable or exchangeable immediately or only after the passage of time or the occurrence of a specified event) for such Company Securities or any obligations measured by the price or value of any Company Securities or any of its Affiliates, including any swaps or hedging transactions or other derivative arrangements designed to produce economic benefits and risks that correspond to the ownership of Company Securities, whether or not any of the foregoing would give rise to beneficial ownership, and whether or not to be settled by delivery of Company Securities, payment of cash or by other consideration, and without regard to any short position under any such contract or arrangement).

5.            Public Announcements.

(a)	Promptly following the Effective Date, the Company, AK and the MRMP Stockholders shall announce this Term Sheet by means of a mutually agreed press release in a form to be agreed between the parties prior to any public release (the “Press Release”). During the Standstill Period, neither the Company nor the MRMP Stockholders shall make or cause to be made any public announcement or statement with respect to the subject of this Term Sheet that is inconsistent with or contrary to the statements made in the Press Release.

(b)	Following the Effective Date, the Company shall file with the SEC a Current Report on Form 8-K to report its entry into this Term Sheet and appending this Term Sheet as an exhibit thereto (the “Form 8-K”). The disclosures contained in the Form 8-K relating to this Term Sheet shall be consistent with the terms of this Term Sheet. The Company shall provide the MRMP Stockholders with a reasonable opportunity to review and comment on the Form 8-K prior to its filing with the SEC and consider in good faith any comments of the MRMP Stockholders.

(c)	No later than two (2) Business Days following the Effective Date, the MRMP Stockholders shall file with the SEC an amendment to its Schedule 13D (the “MRMP Stockholders 13D/A”) in compliance with Section 13 of the Exchange Act to report their entry into this Term Sheet and appending this Term Sheet as an exhibit thereto or incorporating this Term Sheet by reference to the Form 8-K. The disclosures in the MRMP Stockholders 13D/A relating to this Term Sheet shall be consistent with the terms of this Term Sheet. The MRMP Stockholders shall provide the Company with a reasonable opportunity to review and comment on the MRMP Stockholders 13D/A prior to it being filed with the SEC and consider in good faith any comments of the Company.

6.            Termination. The term of this Term Sheet shall commence on the Signing Date and shall continue until terminated (the date of such termination, the “Termination Date”) either automatically upon the end of the Standstill Period or by mutual written agreement of the Parties; provided, that, either Party may earlier terminate this Term Sheet if the other Party commits a material breach of its obligations under this Term Sheet that (if capable of being cured) is not cured after being provided a reasonable opportunity to cure; provided, further, the provisions of Sections 6-11 shall survive the termination of this Term Sheet. Termination of this Term Sheet shall not relieve any Party from its responsibilities in respect of any breach of this Term Sheet occurring prior to such termination.

7.            Specific Performance. Each of the MRMP Stockholders, on the one hand, and the Company, on the other hand, acknowledges and agrees that irreparable injury to the other Party would occur in the event any of the provisions of this Term Sheet were not performed in accordance with their specific terms or were otherwise breached and that such injury would not be adequately compensable by the remedies available at law (including the payment of money damages). It is accordingly agreed that each of the MRMP Stockholders, on the one hand, and AK, on the other hand (the “Moving Party”), shall each be entitled to specific enforcement of, and injunctive relief to prevent any violation of, the terms hereof (without the requirement of posting a bond) at the discretion of a court of competent jurisdiction, and the other Party will not take action, directly or indirectly, in opposition to the Moving Party seeking such relief on the grounds that any other remedy or relief is available at law or in equity. This Section 7 is not the exclusive remedy for any violation of this Term Sheet.

8.            Expenses. The Company shall reimburse the MRMP Stockholders and AK for their reasonable, documented out-of-pocket fees and expenses (including legal expenses) in connection with the negotiation and execution of this Term Sheet and the transactions contemplated hereby and the proposed nomination of directors by the MRMP Stockholders in connection with the 2023 Annual Meeting. The expenses shall be paid promptly, but in no event no later than thirty (30) days, following the Effective Date.

9.            Notices. Any notices, consents, determinations, waivers or other communications required or permitted to be given under the terms of this Term Sheet must be in writing and will be deemed to have been delivered (a) when delivered by hand; (b) upon sending, if sent by electronic mail to the electronic mail addresses below, with confirmation of receipt from the receiving party by electronic mail; (c) one (1) Business Day after being sent by a nationally recognized overnight carrier to the addresses set forth below; or (d) when actually delivered if sent by any other method that results in delivery:

If to AK:

Barnwell Industries, Inc.

1100 Alakea Street, Suite 2900

Honolulu, Hawaii

Attention: Alexander C. Kinzler

Email: akinzler@brninc.com

with copies (which shall not constitute notice) to:

Olshan Frome Wolosky LLP

1325 Avenue of the Americas

New York, New York 10019

Attention: Elizabeth Gonzalez-Sussman

Email: EGonzalez@olshanlaw.com

If to the MRMP Stockholders:

Ned L. Sherwood

151 Terrapin Point

Vero Beach, Florida 32963

with a copy (which shall not constitute notice) to:

The NBD Group, Inc.

350 N. Glendale Ave, Ste B522

Glendale, California 91206

Attention: Sara L. Terheggen

Email: st@nbdpro.com

10.            Governing Law; Jurisdiction. This Term Sheet and all disputes or controversies arising out of or related to this Term Sheet shall be governed by and construed in accordance with the internal laws of the State of Delaware, without reference to its conflicts of law principles.

11.            Counterparts. This Term Sheet may be executed in one (1) or more counterparts, each of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the Parties and delivered to the other Party (including by means of electronic delivery or facsimile). For the avoidance of doubt, none of the Parties shall be bound by any contractual obligation to the other Parties (including by means of any oral agreement) until all counterparts to this Term Sheet have been duly executed by each of the Parties and delivered to the other Parties (including by means of electronic delivery).

12.            Mutual Non-Disparagement.

(a)	The MRMP Stockholders agree that neither they nor any of their Representatives shall make any public statement that constitutes an ad hominem attack on, or otherwise disparages, defames or damages the reputation or good name of AK or the Company or his or its respective Representatives or is otherwise critical, negative towards or derogatory of AK, the Company or his or its respective Representatives or any of AK’s or the Company’s practices, procedures, businesses, business operations, products or services.

(b)	Each of AK and the Company agrees that neither he or it nor any of his or its respective Representatives shall make any public statement that constitutes an ad hominem attack on, or otherwise disparages, defames or damages the reputation or good name of the MRMP Stockholders or their Representatives or is otherwise critical, negative towards or derogatory of the MRMP Stockholders or their Representatives or any of their practices, procedures, businesses, business operations, products or services.

13.            Severability. If any term, provision, covenant or restriction of this Term Sheet is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Term Sheet shall remain in full force and effect and shall in no way be affected, impaired or invalidated. The Parties agree to use their commercially reasonable best efforts to agree upon and substitute a valid and enforceable term, provision, covenant or restriction for any of such that is held invalid, void or enforceable by a court of competent jurisdiction.

14.            Entire Agreement; Amendment and Waiver; Successors and Assigns. This Term Sheet (including its exhibits) contains the entire understanding of the Parties with respect to the subject matter thereof. There are no restrictions, agreements, promises, representations, warranties, covenants or undertakings between the Parties other than those expressly set forth herein and therein. The Parties agree that the Original CSA shall be terminated as of the Effective Date. No modifications of this Term Sheet can be made except in writing signed by an authorized representative of each of the Parties; provided, however, that such modification must be approved by a majority of directors who are not then, nor ever have been, Sherwood Designees. No failure on the part of any Party to exercise, and no delay in exercising, any right, power or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of such right, power or remedy by such Party preclude any other or further exercise thereof or the exercise of any other right, power or remedy. All remedies hereunder are cumulative and are not exclusive of any other remedies provided by law. The terms and conditions of this Term Sheet shall be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors, heirs, executors, legal representatives and permitted assigns. No Party shall assign this Term Sheet or any rights or obligations hereunder without, with respect to the MRMP Stockholders, the prior written consent of the Company, and with respect to AK, the prior written consent of the MRMP Stockholders. Until the Effective Date, this Term Sheet is solely for the benefit of the Parties and is not enforceable by any other persons or entities.

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IN WITNESS WHEREOF, this Term Sheet has been duly executed and delivered by the duly authorized signatories of the Parties as of the date hereof.

MRMP-MANAGERS LLC

By:	/s/ Ned L. Sherwood
	Name:	Ned L. Sherwood
	Title:	Investment Manager

NED L. SHERWOOD REVOCABLE TRUST

By:	/s/ Ned L. Sherwood
	Name:	Ned L. Sherwood
	Title:	Trustee

NLS Advisory Group, Inc.

By:	/s/ Ned L. Sherwood
Name:
Title:

/s/ Ned L. Sherwood
NED L. SHERWOOD

/s/ Alexander C. Kinzler
ALEXANDER C. KINZLER

COMPANY TO EXECUTE ON EFFECTIVE DATE:

BARNWELL INDUSTRIES, INC.

By:	/s/ Russell M. Gifford
	Name:	Russell M. Gifford
	Title:	Executive Vice President, Chief Financial Officer, Treasurer and Secretary